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                                  EXHIBIT 20.1


                                                           FOR IMMEDIATE RELEASE
                                                                OCTOBER 15, 1998


                         WASTE RECOVERY, INC. ANNOUNCES
                        SALE OF ITS U.S. TIRE SUBSIDIARY


DALLAS, October 15 -- Waste Recovery, Inc. (OTC:WRII) (WRI or the Company), the leading American processor of scrap tires and producer of tire-derived fuel (TDF), announced today that it had sold its U.S. Tire subsidiary (UST), which operates a tire monofill in Concord, North Carolina, to David Greenstein, its former President and CEO who resigned from WRI and its Board contemporaneously with the closing of the sale. WRI received a sales price consisting of cash, the forgiveness of debt, and shares of WRI in consideration of the sale of UST. While the transaction provides WRI with some needed liquidity and the relief of maturities of debt which had become due in less than one year, WRI expects to report a capital loss from the sales transaction.

With the departure of Mr. Greenstein and earlier this quarter, departures by Mr. Bernstein, WRI's former Chairman, and Jay Anderson, another Board member, all of whom joined WRI's Board in December 1996 in connection with the original acquisition of UST, management of WRI has been assumed by Thomas L. Earnshaw, Vice Chairman, WRI's former CEO. A Board meeting has been scheduled in the near future to address the vacancies left by the departure of Messrs. Greenstein and Bernstein.

Contact:       Thomas L. Earnshaw
               Vice Chairman
               Waste Recovery, Inc.
               214-741-3865